SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                               (AMENDMENT NO. __)*


                                VALUE LINE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   920437 10 0
                                 (CUSIP Number)

                              Mr. Howard A. Brecher
                           Arnold Bernhard & Co., Inc.
                              220 East 42nd Street
                               New York, NY 10017
                                 (212) 907-1620
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2000
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------
   CUSIP No. 920437 10 0                13D
---------------------------

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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Arnold Bernhard & Co., Inc.
                             TIN:  13-1540671

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
          WC
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
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 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          8,304,145
         BY
        EACH      --------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 Zero

                  --------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            8,304,145
                  --------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            Zero

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11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          8,304,145
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          83.22%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

    This statement on Schedule 13D relates to the Common Stock, $.10 par value ("Common Stock"), of Value Line, Inc. ("Value Line"). Value Line's principal executive office is located at 220 East 42nd Street, New York, New York 10017.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

    This Statement is being filed by Arnold Bernhard & Co., Inc. ("AB & Co."), a New York corporation. AB & Co. has owned at least 80% of the outstanding shares of Value Line Common Stock since Value Line went public in 1983. AB & Co. is filing this Statement because it has acquired more than 2% of the outstanding shares of Value Line Common Stock during the past 12 months.

    Jean Bernhard Buttner owns all of the outstanding voting stock of AB & Co.

    Certain information required by this Item 2 concerning Mrs. Buttner and the other directors and executive officers of AB & Co. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

    The principal business of AB & Co. is to own shares of the Common Stock and to make investments in other securities. The address of the principal office of AB & Co. is 220 East 42nd Street, New York, New York 10017.

    During the past five years, neither AB & Co. nor, to the best knowledge of AB & Co., any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither AB & Co. nor, to the best knowledge of AB & Co., any of the persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

    The source of funds used to purchase the shares of Common Stock owned by AB & Co. was working capital of AB & Co. The amount of such funds was $11,634,207, which includes AB & Co.'s basis in shares of Common Stock acquired before Value Line went public.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

    AB & Co. has owned at least 80% of the outstanding shares of Common Stock since Value Line went public in 1983. AB & Co. is filing this Statement because it has acquired more than 2% of the outstanding shares of Common Stock during the past 12 months. AB & Co. purchased shares of Common Stock in recent months because it considered those shares to be attractively priced. AB & Co. intends to review its investment in Value Line on a continuing basis and, depending upon price and availability of securities of Value Line, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider purchasing additional shares of Common Stock.

    AB & Co. has no plans or proposals with respect to any extraordinary corporate transaction involving Value Line or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF VALUE LINE.
           ------------------------------------

    (a) As of the date hereof, AB & Co. is the beneficial owner of 8,304,145 shares of Common Stock, which represents 83.22% of the outstanding shares of Common Stock.

    (b) AB & Co. has sole power to vote and direct the vote of such shares and sole power to dispose and direct the disposition of such shares.

    (c) No transactions were effected by AB & Co. or, to the best knowledge of AB & Co., any of the persons listed on Schedule A attached hereto, in the Common Stock during the 60 days prior to the date of this Statement, except the following, all of which were effected by AB & Co.:



   Date              Purchase/Sale         No. of Shares         Price/Share             Market
2/14/2000               Purchase              18,800               $35.00                NASDAQ
2/15/2000               Purchase              31,900               $35.00                NASDAQ
2/17/2000               Purchase              36,109               $35.00                NASDAQ
2/18/2000               Purchase              25,100               $33.16                NASDAQ
2/22/2000               Purchase               8,000               $33.25                NASDAQ
2/23/2000               Purchase               1,800               $32.90                NASDAQ
2/24/2000               Purchase               4,000               $33.31                NASDAQ


    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by AB & Co.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF VALUE LINE.
          ---------------------------

    Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

    Not applicable.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2000

                            ARNOLD BERNHARD & CO., INC.


                            By:    /s/ Jean Bernhard Buttner
                                 ------------------------------------
                                  Jean Bernhard Buttner
                                  Chairman of the Board, President
                                   and Chief Executive Officer

                                   SCHEDULE A
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the members of the Board of Directors and of the Executive Officers of AB & Co. The business address of each such person is c/o Value Line, Inc., 220 East 42nd Street, New York, New York 10017. Each such person is a citizen of the United States.

                                     -------

       Name                              Position with AB & Co.               Principal Occupation
Jean Bernhard Buttner                 Chairman of the Board, President    Chairman of the Board, President
                                      and Chief Executive Officer         and Chief Executive Officer of
                                                                          Value Line

Harold Bernard, Jr.                   Director                            Attorney-at-law; Retired
                                                                          Administrative Law Judge,
                                                                          National Labor Relations Board
                                                                          and Director of Value Line

Howard A. Brecher                     Vice President, Secretary,          Vice President and Secretary and
                                      Treasurer and General Counsel and   Director of Value Line
                                      Director

David T. Henigson                     Vice President and Director         Vice President and Treasurer and
                                                                          Director of Value Line